Exhibit 99.5

Fortuna reports consolidated financial results for the third quarter 2017

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 8, 2017—Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $10.3 million, Adjusted EBITDA of $30.6 million, and revenue of $64.0 million in the third quarter of 2017.

Jorge A. Ganoza, President and CEO, commented, “We have had yet another quarter of strong operating and financial results at our operating mines in Peru and Mexico, positioning the company well on track to meet our annual production targets and financial objectives.” Mr. Ganoza continued, “Having announced a positive construction decision for our Lindero gold Project in Argentina, we expect free cash flow from our operations to contribute significantly towards the funding of the construction capital requirements.”

Third quarter consolidated financial highlights

•	Sales of $64.0 million, compared to $65.2 million in Q3 2016

•	Net income of $10.3 million, compared to $10.2 million in Q3 2016

•	Earnings per share of $0.06, compared to $0.08 in Q3 2016

•	Adjusted net income of $13.1 compared to $10.0 million in Q3 2016

•	Adjusted EBITDA of $30.6 million and Adjusted EBITDA margin over sales of 48%

•	Cash flow from operations before changes in non-cash working capital of $26.2 million, compared to $26.5 million in Q3 2016

•	Cash position, including short term investments, and working capital as at September 30, 2017 were $195.8 million and $197.6 million, respectively

•	Silver and gold production of 2,009,362 and 13,412 ounces, respectively

•	AISC[1] per ounce of payable silver was $6.1

Note

[1]	All-in sustaining cash cost is net of by-product credits for gold, lead and zinc (Non-GAAP financial measure)

Third quarter consolidated financial results

Consolidated Financial Metrics	Q3 2017	Q3 2016	% Change	YTD 2017	YTD 2016	% Change
Figures expressed in $ millions except per share information and AISC
Sales	$64.0	$65.2	-2%	$192.8	$152.4	27%
Mine operating income	24.9	28.4	-12%	74.3	59.9	24%
Operating income	18.9	21.2	-11%	52.7	30.9	71%
Net income	10.3	10.2	1%	32.2	11.3	185%
Earnings per share (basic)	0.06	0.08	-25%	0.20	0.08	150%
Earnings per share (diluted)	0.06	0.07	-14%	0.20	0.08	150%
Adjusted net income[1]	13.1	10.0	31%	36.4	11.0	231%
Adjusted EBITDA[1]	30.6	30.6	0%	87.3	53.5	63%
Cash provided by operating activities	20.4	29.0	-30%	41.2	26.9	53%
Cash generated by operating activities before changes in working capital	26.2	26.5	-1%	61.3	39.6	55%
Capex (sustaining)	7.5	5.4	39%	19.9	14.5	37%
Capex (non-sustaining)	6.1	3.6	69%	11.2	21.0	-47%
Capex (Brownfield)	2.2	2.2	0%	7.8	5.7	37%
All-in sustaining cash cost	6.1	7.5	-20%	6.8	8.8	-23%
Cash, cash equivalents, and short-term investments[2]	195.8	123.6	58%	195.8	123.6	58%
Total assets[2]	652.9	387.7	68%	652.9	387.7	68%
Non-current bank loan[2]	39.8	39.6	1%	39.8	39.6	1%
Other liabilities[2]	1.3	4.8	-73%	1.3	4.8	-73%

Note

[1]	refer to Non-GAAP Financial Measures
[2]	Comparative figures are as at December 31, 2016

Net income for the third quarter ended September 30, 2017 was $10.3 million or $0.06 per share compared to a net income of $10.2 million or $0.08 per share for the comparable quarter in 2016. The slightly higher net income was driven mostly by lower income tax expense of $5.2 million as the effective tax rate for the third quarter was 34.7% compared to 51.2% for the comparable quarter in 2016. Adjusted net income was $13.1 million compared to $10.0 million in 2016, mostly after adjusting for a $2.2 million loss on financial instruments, net of tax, in the current quarter.

Operating income for the third quarter ended September 30, 2017 was $18.9 million, 11% below the comparable quarter in 2016, attributable mostly to lower financial results at our

San Jose Mine related in turn to a lower realized silver price of 14% and higher unit costs of 13%. These were partially offset by stronger financial results at our Caylloma Mine driven by strong zinc and lead prices and lower share based payments of $0.1 million, compared to $2.6 million in the third quarter of 2016.

Cash provided by operating activities in the third quarter of 2017 was $20.4 million, a $8.6 million decrease from $29.0 million in the comparable quarter of 2016. The decrease was due primarily to negative changes in working capital in the third quarter of 2017 compared to positive changes in Q3 2016. The negative changes in the current quarter are related to trade receivables and inventory. Cash provided by operating activities before changes in working capital was $26.2 million, a $0.3 million decrease from $26.5 million in the third quarter of 2016.

Liquidity

At September 30, 2017, the Company had cash, cash equivalents, and short-term investments of $195.8 million (December 31, 2016 – $123.6 million), an increase of $7.8 million over the end of June 2017, and of $72.2 million since the beginning of the year. The increase over year end 2016 was due primarily to a bought deal equity financing in the first quarter of 2017 for net proceeds of $70.9 million.

The Company is in the process of amending its existing credit facility with Scotiabank from $40 million to $120 million. This will provide an additional $80 million of liquidity on top of the $40 million which have been drawn as of September 30, 2017 and completes our funding requirement for the construction of the Lindero Project.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, September 30,		Nine months ended, September 30,
Mine Production	2017	2016	2017	2016
t milled	263,697	268,242	799,420	632,432
Average t milled per day	3,038	3,056	3,054	2,425
Silver
Grade (g/t)	229	224	231	229
Recovery (%)	91	92	92	92
Production (oz)	1,774,556	1,780,825	5,454,793	4,296,125
Metal sold (oz)	1,739,066	1,761,101	5,392,495	4,270,370
Realized price ($/oz)	16.85	19.47	17.16	17.37
Gold
Grade (g/t)	1.71	1.76	1.74	1.73
Recovery (%)	91	92	91	92
Production (oz)	13,248	13,951	40,773	32,358
Metal sold (oz)	12,817	13,739	40,079	32,155
Realized price ($/oz)	1,280	1,327	1,251	1,268
Unit Costs
Production cash cost ($/oz Ag)[1]	1.53	0.73	1.29	1.74
Production cash cost ($/t)	62.23	54.83	60.31	57.69
Unit Net Smelter Return ($/t)	162.62	175.61	165.76	160.73
All-in sustaining cash cost ($/oz Ag)[1]	7.75	6.94	7.35	7.95

[1]	Net of by-product credits from gold

The San Jose Mine produced 1,774,556 ounces of silver and 13,248 ounces of gold in the third quarter, 4% and 7% higher than plan. Compared to the third quarter of 2016 silver was slightly slower by 0.4% and gold was 5% lower. The decrease in gold compared to 2016 was the result of lower head grades of 3% and lower throughput of 2%.

Cash cost per tonne of processed ore for the third quarter ended September 30, 2017 was $62.2, which includes approximately $0.6 per tonne of non-recurring items mainly related to mine support works due to a major earthquake in September and $0.70 per tonne due to the appreciation of the Mexican Peso against the US dollar. Excluding non-recurring items and exchange rate effects the increase compared to budget was 4% and was related to higher mine support cost and local inflation on the cost of energy and materials. Cash cost per tonne of processed ore for the quarter was 13% higher than the $54.8 cash cost for the comparable quarter in 2016. Cash cost for 2017 is expected to remain within 5% of annual guidance (see Fortuna news release dated January 11, 2017).

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.4 for the first nine months of 2017 and was below the annual guidance of $8.4 as a result of higher gold credits.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, September 30,		Nine months ended, September 30,
Mine Production	2017	2016	2017	2016
t milled	133,726	132,558	395,069	379,707
Average t milled per day	1,486	1,473	1,480	1,417
Silver
Grade (g/t)	66	87	66	93
Recovery (%)	83	83	84	85
Production (oz)	234,806	308,680	704,624	963,994
Metal sold (oz)	226,155	309,813	691,659	980,418
Realized price ($/oz)	16.89	19.56	17.19	16.91
Lead
Grade (%)	2.87	2.71	2.77	3.22
Recovery (%)	91	94	91	94
Production (000’s lbs)	7,650	7,452	22,031	25,383
Metal sold (000’s lbs)	7,291	7,454	21,454	25,826
Realized price ($/lb)	1.06	0.85	1.03	0.80
Zinc
Grade (%)	4.26	4.09	4.16	4.32
Recovery (%)	90	89	90	89
Production (000’s lbs)	11,241	10,606	32,670	32,198
Metal sold (000’s lbs)	10,867	10,600	32,512	32,504
Realized price ($/lb)	1.35	1.02	1.26	0.89
Unit Costs
Production cash cost ($/oz Ag)[1]	(39.53)	(8.49)	(31.22)	(4.41)
Production cash cost ($/t)	76.00	71.83	78.12	72.16
Unit Net Smelter Return ($/t)	170.37	134.17	159.86	123.59
All-in sustaining cash cost ($/oz Ag)[1]	(18.79)	3.27	(11.23)	5.14

[1]	Net of by-product credits from gold, lead and zinc

Silver production at the Caylloma Mine for the third quarter of 2017 was 234,806 ounces, 24% lower than the comparable period in 2016. Lead and zinc production were 7.7 million and 11.2 million pounds, respectively; 3%, and 6% higher than the comparable quarter in 2016. Lower silver production for the third quarter was due to lower head grades of 25%. Higher lead production of 3% was the result of higher head grades of 6% partially offset by lower recovery of 4%, while higher zinc production of 6% was the result of higher head grade of 4%. Compared to plan silver and lead production were 6% and 3% below budget, while zinc production was 5% above budget.

Cash cost per tonne of processed ore for the third quarter ended September 30, 2017 was $76.0, which was 6% higher than the $71.8 cash cost for the comparable quarter in 2016 and 1% higher than budget. The increase over the third quarter of 2016 was mainly due to higher energy, ground support and labour costs. Cash cost for full year 2017 is expected to remain within 5% of annual guidance (see Fortuna news release dated January 11, 2017).

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was a negative $11.2 for the first nine months of the year and was significantly below the annual guidance of $10.8 due primarily to higher by-product credits.

The financial statements and MD&A are available on SEDAR and have also been posted on the Company’s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call details:

Date: Thursday, November 9, 2017

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.888.567.1603

Dial in number (International): +1.404.267.0368

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10434

Playback of the conference call will be available until November 23, 2017 at 11:59 p.m. Eastern. Playback of the webcast will be available until February 9, 2018. In addition, a transcript of the call will be archived in the company’s website:

https://www.fortunasilver.com/investors/financials/2017/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.